John Mahon 202.729.7477	Writer’s E-mail Address John.Mahon@srz.com

August 22, 2016

VIA EDGAR

James E. O’Connor, Esq., Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Great Elm Capital Corp.

Registration Statement on Form N-14

(File Nos. 814-01211 and 333-212817)

Dear Mr. O’Connor:

In connection with your review of the Registration Statement on Form N-14 (the “Registration Statement”) filed by Great Elm Capital Corp. (the “Company”) under the Securities Act of 1933, as amended, to register the shares of the Company’s common stock to be issued in connection with the merger of Full Circle Capital Corporation (“Full Circle”) with and into the Company (the “Merger”), you may read the Schedule 13D (as amended, the “13D”) filed by Sims Capital Management LLC (“Sims”) with respect to Full Circle.  While reserving all of the Company’s rights, we submit this letter to share the Company’s perspective on certain points raised in the 13D.

The Valuation Process

Sims suggests that the board of directors of Full Circle should seek an advisory report from the Securities and Exchange Commission in connection with the Merger, pursuant to Section 25 of the Investment Company Act of 1940, as amended (the “1940 Act”).  However, Section 25 is applicable only to “registered investment companies” engaging in a plan of reorganization.  Business development companies (“BDCs”), such as Full Circle, are not “registered investment companies.”  Section 59 of the 1940 Act does make certain provisions of the 1940 Act that are applicable to “registered investment companies” also applicable to BDCs; however, Section 25 is not included in Section 59 and is therefore not applicable to BDCs.

August 22, 2016

Consulting Fees

The 13D estimates that the consulting fees payable to Messrs. Felton and Stuart in connection with the Merger would be $9 million in the aggregate.  However, the Registration Statement makes clear that the aggregate consulting fees payable to Messrs. Felton and Stuart are expected to be approximately 26% of the base management fee.  The pro-forma gross assets of the Company included in the Registration Statement are $229.6 million.  Based on these gross assets, the 1.5 base management fee is estimated to be $10.3 million for the three year term of the consulting arrangement.  Therefore, the aggregate consulting fees payable to Messrs. Felton and Stuart would approximate $2.69 million rather than the $9 million as claimed in the 13D.

Liquidation Proceeds

Were Full Circle to abandon the merger and proceed with liquidation, as suggested in the 13D, Full Circle would be obligated to pay the Company $3 million (approximately $0.13 per share).  Furthermore, the concept of fair value under ASC 820 is premised on an orderly transaction rather than a liquidation as urged in the 13D.  Sims also ignores the operating cost and indeterminate time to accomplish a portfolio liquidation.

Value of Avanti Notes

On June 30, 2016 MAST’s valuation of the Avanti notes was based on International Data Corporation pricing which references prices available from FINRA’s TRACE historical transactions. The Company has advised us that, as of the date of this letter, the quoted prices of the Avanti notes on Bloomberg are significantly higher than the quoted prices for these notes as of the dates of the merger agreement and the special purpose schedule of investments included in the Registration Statement.  Notably, TRACE prices, which reflect secondary market transactions, do not exist for the vast majority of the current investment portfolio of Full Circle.

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We hope this perspective is helpful to you in completing your review of the Registration Statement.  If you have any questions concerning the foregoing, please do not hesitate to contact me at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:        Peter Reed, Chief Executive Officer / Great Elm Capital Corp.